February 3, 2020

Brad J. Powers, Esq.
General Counsel
NewLink Genetics Corporation
2503 South Loop Drive
Ames, IA 50010

       Re: NewLink Genetics Corporation
           Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed January 29, 2020
           File No. 001-35342

Dear Mr. Powers:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Summary, page 2

1. We note your response to our prior comment 1. We also reference the additional disclosure included on pages 2 and 82 that upon request Merck will transfer to you all of its rights and interests in connection with the PRV and that you are entitled to 60 percent of the value of the PRV. Please revise Note D to the pro forma information on page 155 to clarify the following:
        Whether you will have legal ownership of the PRV.
        How the estimated fair value of your economic interest in the PRV considers that you are entitled to 60 percent of its value.
        How the valuation considers any use of the PRV other than sale. We note the discussion on page 2 of the possible transfer or other disposition. Please clarify your intended use for the PRV.
        How you considered "precedent transactions within the market" in your valuation as indicated in your response to our comment 16 in our letter dated December 19,
 Brad J. Powers, Esq.
NewLink Genetics Corporation
February 3, 2020
Page 2
           2019.
           Explain to us how your valuation considers the declining trend in sales prices of priority review vouchers in recent years.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Burton at (202) 551-3626 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameBrad J. Powers, Esq.
                                                            Division of
Corporation Finance
Comapany NameNewLink Genetics Corporation
                                                            Office of Life
Sciences
February 3, 2020 Page 2
cc:       James C.T. Linfield, Esq.
FirstName LastName